UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75175 / June 16, 2015

Admin. Proc. File No. 3-16467

In the Matter of

EARTH DRAGON RESOURCES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Earth Dragon Resources, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Earth Dragon Resources, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Earth Dragon Resources, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Earth Dragon Res., Inc*., Initial Decision Release No. 786 (May 4, 2015), 111 SEC Docket 09, 2015 WL 1968391. The stock symbol and Central Index Key number for Earth Dragon Resources, Inc., are EARH and 0001441247.

INITIAL DECISION RELEASE NO. 786
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16467

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of EARTH DRAGON RESOURCES, INC.	INITIAL DECISION ON DEFAULT May 4, 2015

APPEARANCE: Andrew O. Schiff for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On April 1, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) against Earth Dragon Resources, Inc. (Earth Dragon), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Earth Dragon has securities registered with the Commission and has not filed periodic reports. On April 13, 2015, the Division of Enforcement (Division) submitted the Declaration of Andrew O. Schiff to Assist Secretary with Record of Service (Declaration). The Declaration established that Respondent was served with the OIP by April 7, 2015, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Subsequently the Commission received a U.S. Postal Service green card showing that someone signed for the OIP on April 7, 2015, delivered to Earth Dragon, 7660-H Fay Ave., Suite 312, San Diego, CA 92037, the address provided by Earth Dragon in its most recent filing with the Commission. At a May 1, 2015, prehearing conference, which only the Division attended, the Division stated that an attorney named Mr. Lawler called the Division, stating that he represents Earth Dragon, and said the Commission should not revoke Earth Dragon's registration of securities because it was going to file a Form 15, Certification and Notice of Termination under Section 12(g) of the Exchange Act.

Earth Dragon is in default because it did not file an Answer, did not participate in the prehearing conference, and has not otherwise defended the proceeding. 17 C.F.R. §§ 201.155(a), 220(f), .221(f). I find the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Findings of Fact

Earth Dragon is a Nevada corporation with offices in San Diego, California. Earth Dragon purports to be an exploration stage corporation engaged in the search for mineral deposits or mineral reserves. Earth Dragon has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Earth Dragon filed its last Form 10-Q for the

quarter ended August 31, 2011, on October 3, 2012. Since then, Earth Dragon has not filed any required periodic reports. Specifically, Earth Dragon has failed to file Form 10-Q reports for the quarters ended November 30, 2011, February 28, 2012, August 31, 2012, November 30, 2012, February 28, 2013, August 31, 2013, November 30, 2013, February 28, 2014, August 31, 2014, and November 30, 2014, and Form 10-K reports for the years ended May 31, 2012, May 31, 2013, and May 31, 2014. Earth Dragon filed a Form 15 on April 30, 2015.[1]

As of November 25, 2014, Earth Dragon's common stock, ticker "EARH," was quoted on OTC Link, operated by OTC Markets Group Inc., had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Based on these facts, Earth Dragon has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Earth Dragon has failed to file at least thirteen periodic reports over more than three years. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Earth Dragon's violations are recurrent. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May

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[1] Exchange Act Section 12(g)(4) allows a registrant to voluntarily deregister classes of securities, if it meets certain prerequisites, by filing a Form 15. Registration ceases ninety days after filing the Form 15. *See* 15 U.S.C. § 78*l*(g)(4); 17 C.F.R. § 240.12g-4.

23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Earth Dragon is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Earth Dragon forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Earth Dragon's registered securities.

I accept the Division's position, unchallenged in this proceeding, that revocation should occur despite Earth Dragon's filing of a Form 15 on April 30, 2015, because voluntary termination of its registration would allow for continued quoting and trading of its securities by broker-dealers, and by failing to Answer or participate in this proceeding, Earth Dragon forfeited the opportunity to explain why unrestricted trading of its securities should continue despite its continued failure to provide public information about the company. *See* 17 C.F.R. § 240.15c2-11; 15 U.S.C. § 78*l*(j).

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Earth Dragon Resources, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party.

If any of these events occur, the Initial Decision shall not become final as to that party. In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge